UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

VIR BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92764N 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 92764N 102	Page 2 of 5

(1)	Names of reporting persons George A. Scangos
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 675,432 Shares (1)
shares beneficially owned by	(6) Shared voting power 5,591,149 Shares (2)
each reporting person	(7) Sole dispositive power 675,432 Shares (1)
with:	(8) Shared dispositive power 5,591,149 Shares (2)
(9)	Aggregate amount beneficially owned by each reporting person 6,266,581 Shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.79% (3)
(12)	Type of reporting person (see instructions) IN

(1)Includes 617,943 shares of common stock issuable within 60 days of December 31, 2021 upon the exercise of stock options held by the Reporting Person and 27,750 shares issuable upon the settlement of Restricted Stock Units held by the Reporting Person that are releasable within 60 days of December 31, 2021 .

(2) Represents (i) 3,598,559 shares held in the name of the Scangos-Wilson Family Trust, dated May 12, 2011, of which the Reporting Person and his spouse are Trustees, (ii) 115,000 shares held in the name of the Scangos 2018 Grandchildren’s Trust, of which the Reporting Person and his spouse are Trustees, (iii) 61,660 shares held in the name of the George A. Scangos and Leslie S. Wilson, as Trustees of the Jennifer Scangos 2018 Exempt Trust, dated August 30, 2018, of which the Reporting Person and his spouse are Trustees, (iv) 877,135 shares held in the name of George A. Scangos and Leslie S. Wilson, as Trustees of the Jennifer Scangos 2018 Non-Exempt Trust, dated August 30, 2018, of which the Reporting Person and his spouse are Trustees, (v) 61,660 shares held in the name of George A. Scangos and Leslie S. Wilson, as Trustees of the Katherine Scangos 2018 Exempt Trust, dated August 30, 2018, of which the Reporting Person and his spouse are Trustees, and (vi) 877,135 shares held in the name of George A. Scangos and Leslie S. Wilson, as Trustees of the Katherine Scangos 2018 Non-Exempt Trust, dated August 30, 2018, of which the Reporting Person and his spouse are Trustees.

(3)This percentage is calculated based on 130,880,159 shares of common stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2021

CUSIP No. 92764N 102	Page 3 of 5

Item 1(a).	Name of Issuer: Vir Biotechnology, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 499 Illinois Street, Suite 500 San Francisco, CA 94158
Item 2(a).	Names of Persons Filing: George A. Scangos
Item 2(b).	Address of Principal Business Office, or, if none, Residence: 499 Illinois Street, Suite 500 San Francisco, CA 94158
Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP No.: 92764N 102
Item 3.	Not Applicable.
Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2021:

(a)Amount beneficially owned

See Row 9 of cover page.

(b) Percent of Class:

See Row 11 of cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

CUSIP No. 92764N 102	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92764N 102	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ George A. Scangos
George A. Scangos